                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    Form 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of August, 2003


                        Commission File Number 000-29103


                          ST ASSEMBLY TEST SERVICES LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)


                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)
                               5 Yishun Street 23
                                Singapore 768442
                                 (65) 6824-7888
                    (Address of principal executive offices)


    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F   X   Form 40-F
                                   -----           -----

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes       No   X
                                   -----    -----

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      ST ASSEMBLY TEST SERVICES LTD
                                      By:



                                      /s/ Tan Lay Koon
                                      ------------------------------------------
                                      Name : Tan Lay Koon
                                      Title: President & Chief Executive Officer
                                      Date : 4 August, 2003

FOR IMMEDIATE RELEASE


CORPORATE RELEASE



                   STATS APPOINTS NEW CHIEF FINANCIAL OFFICER


  NEW CFO WILL FOCUS ON PRUDENT FINANCIAL MANAGEMENT TO DRIVE PROFITABLE GROWTH

SINGAPORE AND MILPITAS, CALIFORNIA, AUGUST 4, 2003 - ST Assembly Test Services Ltd. ("STATS" - NNM: STTS and SGX: ST Assembly), a leading independent semiconductor test and advanced packaging service provider, today announced the appointment of Dov Oshri as its new Chief Financial Officer.

Reporting directly to STATS' President and Chief Executive Officer, Dov will have overall responsibility for all accounting, financial management, business management, corporate development and investors relation matters of the Company. In his capacity as Chief Financial Officer, Dov will ensure that STATS has prudent and progressive financial management to drive profitable growth, and support strategic expansion opportunities.

"I am delighted to welcome Dov to STATS," said Tan Lay Koon, STATS' President and Chief Executive Officer. "Dov brings with him the right blend of financial and operational experience in a fast moving high technology environment that is very relevant to STATS. He has more than 10 years of experience driving profitable growth, instilling disciplined cost management and improving operational and financial efficiency. His experience will be invaluable to STATS as we drive towards profitable growth and position ourselves strategically for the opportunities available as our industry recovers from the current downturn. Dov's appointment completes the management team that will lead STATS to the next level of growth and profitability."

Dov joins STATS from Orbotech Ltd, a Nasdaq-listed company that is a world-leading provider of advanced technologies used by electronics manufacturers in the production of PCBs, flat panel displays, and IC packaging and electronics assembly. As Vice President for Finance and Operations, Dov was overall in charge of human resources, IT, business planning and finance for Orbotech operations in Asia Pacific, excluding Japan. Prior to that, he was the Chief Financial Officer of the paper and board division of the AMEX listed American Israeli Paper Mills Ltd.

A Certified Public Accountant, Dov graduated with a Bachelor of Economics from Ben-Gurion University in Israel. He also holds a Master of Business Administration from Southern Illinois University, Carbondale, United States.

ABOUT ST ASSEMBLY TEST SERVICES LTD. (STATS)


ST Assembly Test Services Ltd. ("STATS" - NNM: STTS and SGX: ST Assembly), is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United
Kingdom, Japan, China and Taiwan, STATS offers full back-end turnkey solutions to customers worldwide. STATS' expertise is in testing mixed-signal semiconductors, which are extensively used in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and The Singapore
Exchange in January 2000 and is in the Morgan Stanley Capital International
(MSCI) Index and the Straits Times Industrial Index. Further information is available at www.stts.com

Certain of the statements in this press release including statements regarding industry growth are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers;
reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix;
capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations;
delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company's SEC filings, including its annual report on Form 20-F dated 31 March 2003. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


SINGAPORE CONTACTS :

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
Elaine Ang                                              Khor Hwee Eng
Manager, Investor Relations/Corporate Communications    Senior Communications Executive
Tel : (65) 6824 1738, Fax : (65) 6822 8887              Tel : (65) 6824 1291, Fax : (65) 6822 7831
email : angelaine@stats.st.com.sg                       email: khorhweeeng@stats.st.com.sg

US CONTACTS :

Drew Davies                                             Lisa Lavin
Director, Investor Relations                            Marcom Manager
Tel : (408) 586 0608, Fax : (408) 586 0652              Tel : (208) 939 3104, Fax : (208) 939 4817
email : daviesd@statsus.com                             email : lavinl@statsus.com